

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2012

Via E-mail
Ms. Laurie L. McClellan
Chairman of the Board
Consumers Bancorp, Inc.
614 East Lincoln Way
Minerva, Ohio 44657

Re: Consumers Bancorp, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed September 16, 2011
File No. 033-79130

Dear Ms. McClellan:

        We have completed our review of your filings as of April 4, 2012. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Todd K. Schiffman

                                        Todd K. Schiffman
                                        Assistant Director